May 29, 2002

VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Scottish Power plc (CIK: 0001045513)
     Request for Withdrawal of Form Type: U-1
     Application No. 070-09851

Ladies and Gentlemen;

Pursuant to Rule 477 (a) under the Securities Act of 1933, we hereby request the immediate withdrawal of the Form U-1 application for Scottish Power plc under the File No. 070-09851 ("Application") (EDGAR submission type U-1) accepted by the Securities and Exchange Commission on February 15, 2001 (Accession Number:
0000950130-01-000919).

The application is no longer warranted. Accordingly, we request a withdrawal of the Application by the Commission as soon as possible.

If you have any questions regarding the Application for withdrawal, please contact Orlan Johnson, legal counsel to the registrant at (202) 835-7522.

                                   Sincerely,

                                   /s/ Orlan Johnson

                                   Orlan Johnson

                                   Of Counsel